SOLITARIO RESOURCES CORP.

4251 Kipling Street, Suite 390

Wheat Ridge, Colorado 80033

August 20, 2025

BY EDGAR

United States Securities and Exchange Commission

Attention: Cheryl Brown

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solitario Resources Corp.
Registration Statement on Form S-3
File No. 333-289336

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on August 22, 2025, or as soon thereafter as practicable.

Very truly yours,

SOLITARIO RESOURCES CORP.

By:	/s/ James Maronick
Name:	James Maronick
Title:	Chief Financial Officer

cc:	Peter F. Waltz, Esq.